SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 144
                      NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

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1(a)  NAME OF ISSUER (Please type or print)                   (b)  IRS IDENT. NO.     (c)  SEC. FILE NO.



Chart Industries, Inc.                                        34-1712937               1-11442



1(d)  ADDRESS OF ISSUER                              STREET            CITY      STATE          ZIP CODE          (e) TELEPHONE NO.

                                     5885 Landerbrook Dr., Suite 205   Cleveland  OH              44124

                                                                       AREA     440     NUMBER    753-1490
                                                                       CODE
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2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE   (b) IRS IDENT. NO.    (c)RELATIONSHIP TO    (d) ADDRESS  STREET   CITY  STATE   ZIP
     SECURITIES ARE TO BE SOLD                                       ISSUER                                                 CODE

     Van Kampen Senior Loan Fund            36-6911789              None                 1221 Avenue of the
                                                                                         Americas, New York, NY            10020

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INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a)                (b)               SEC USE ONLY       (c)           (d)         (e)          (f)          (g)

               Name And Address
               Of Each Broker
               Through Whom The                      Number of                  Number Of
               Securities Are To                     Shares Or      Aggregate   Shares Or     Approximate    Name Of Each
Title of The   Be Offered Or Each                    Other Units     Market     Other Units   Date Of Sale   Securities
  Class Of     Market Maker Who Is                   To Be Sold      Value      Outstanding   See Instr.     Exchange
 Securities    Acquiring The         Broker-Dealer   (See Instr.   (See Instr.  (See Instr.    3(f))         (See Instr.
 To Be Sold    Securities            File Number       3(c))         3(d))        3(e))       (MO. DAY YR.)    3(g))

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Common Stock       TBD                                 25,000    $1,176,500.00  5,358,075        11/24/04      NYSE
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INSTRUCTIONS:

1. (a)   Name of issuer.
   (b)   Issuer's I.R.S. Identification Number.
   (c)   Issuer's S.E.C. file number, if any.
   (d)   Issuer's address, including zip code.
   (e)   Issuer's telephone number, including area code.
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2. (a)    Name of person for whose account the securities are to be sold.
   (b) Such person's I.R.S. identification number, if such person is an entity.
   (c) Such person's relationship to the issuer (e.g., officer, director, 10 percent stockholder, or member of immediate family of any of the foregoing).
   (d)    Such person's address, including zip code

3. (a)    Title of the class of securities to be sold.
   (b) Name and address of each broker through whom the securities are intended to be sold.
   (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount).
   (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice.
   (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer.
   (f)    Approximate date on which the securities are to be sold.
   (g) Name of each securities exchange, if any, on which the securities are intended to be sold.

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                        TABLE I -- SECURITIES TO BE SOLD
          Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefore:


                                                  Name Of Person
                                                  From Whom Acquired
Title of      Date       Nature Of                (If Gift, Also Give            Amount of            Date of
The Class     Acquired   Acquisition Transaction  Date Donor Acquired)           Securities Acquired  Payment   Nature Of Payment
------------  --------   -----------------------  -----------------------------  -------------------  -------   ------------------
Common Stock  09/25/2003 restructuring            Chart Industries, Inc.         345,454             09/25/2003 restructuring


INSTRUCTIONS:

1. If the securities were purchased and full payment therefor     2. If within two years after the acquisition of the securities
   was not made in cash at the time of purchase, explain in the      the person for whose account they are to be sold had any
   table or in a note thereto the nature of the consideration        short positions, put or other option to dispose of
   given. If the consideration consisted of any note or other        securities referred to in paragraph (d)(3) of Rule 144,
   obligation, or if payment was made in installments describe       furnish full information with respect thereto.
   the arrangement and state when the note or other obligation was discharged in full or the last installment paid.


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            TABLE II -- SECURITIES SOLD DURING THE PAST THREE MONTHS
Furnish the following information as to all securities of the issuer sold during the past three months by the person for whose account the securities are to be sold.

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
Name And Address Of Seller      Title Of Securities Sold         Date Of Sale    Amount Of Securities Sold    Gross Proceeds
--------------------------      ------------------------         ------------    -------------------------    --------------
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REMARKS:
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INSTRUCTIONS:                                                    ATTENTION:

See the definition of "person" in paragraph (a) of Rule 144.     The person for whose account the securities to which this
Information is to be given not only as to the person for         notice relates are to be sold hereby represents by signing
whose account the securities are to be sold but also as to       this notice that he does not know any material adverse
all other persons included in that definition. In addition,      information in regard to the current and prospective
information shall be given as to sales by all persons whose      operations of the Issuer of the securities to be sold which
sales are required by paragraph (e) of Rule 144 to be            has not been publicly disclosed.
aggregated with sales for the account of the person filing
this notice.

November 24, 2004                                                 /s/ Joanne Doldo
-----------------                                                -----------------
(DATE OF NOTICE)                                                  (SIGNATURE)
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  The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
     Any copies not manually signed shall bear typed or printed signatures.

  ATTENTION: Intentional misstatements or omission of facts constitute Federal
                   Criminal Violations (See 18 U.S.C. 1001.)